SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                             Date: November 15, 2004



                               Given Imaging Ltd.
               (Exact name of registrant as specified in charter)



                   13 Ha'Yetzira Street, Yoqneam 20692, Israel
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F   __
                                      ---



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   __                  No   X
                                                         ---
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                                EXPLANATORY NOTE

     On October 29, 2004, Given Imaging Ltd. held a conference call to discuss its results of operations for the quarter ended September 30, 2004. A copy of the transcript from this conference call is attached as Exhibit 99.1.

     On November 3, 2004, Given Imaging Ltd. held a conference call to review PillCam Endoscopy highlights discussed at American College of Gastroenterology. A copy of the transcript from this conference call is attached as Exhibit 99.2.

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
                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           GIVEN IMAGING LTD.


Date:    November 15, 2004                 By:  /s/ Ido Warshavski
                                              -------------------------------
                                              Name:     Ido Warshavski
                                              Title:    General Counsel and
                                                        Secretary

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                                  EXHIBIT INDEX
                                  -------------

Exhibit        Description
-------        -----------

99.1 Transcript of conference call held on October 29, 2004 to discuss the results of operations of Given Imaging Ltd. for the quarter ended September 30, 2004

99.2 Transcript of conference call held on November 3, 2004 to review PillCam Endoscopy highlights discussed at American College of Gastroenterology

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